UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

1.	Introduction to the Company

1.1.	Business Purpose

1.2.	History

1.3.	Overview of the Business Group

1.4.	Capital Structure

1.5.	Dividends

2.	Business

2.1.	Results of Operations

2.2.	Sources and Uses of Funds

2.3.	Other Information to Consider in Making an Investment Decision

3.	Financial Information

3.1.	Consolidated Financial Information

3.2.	Separate Financial Information

3.3.	Other Selected Financial Data

3.4.	Other Financial Information

4.	Independent Public Accountants

4.1.	Audit/ Review Services

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

4.3.	Change in Auditor

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

5.2.	Audit Committee

5.3.	Compensation to Directors

5.4.	Highest-Paid Individuals

5.5.	Affiliated Companies

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

6.2.	Non-standing Directors

6.3.	Non-executive Directors

6.4.	Senior Management

6.5.	Employees

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

7.2.	Changes in the Largest Shareholder

7.3.	Employee Stock Ownership Association

7.4.	Investments in Affiliated Companies

7.5.	Related Party Transactions

Summary of Business Report for Fiscal Year 2019

On March 30, 2020, KB Financial Group Inc. (“KB Financial Group”) filed its business report for the fiscal year ended December 31, 2019 (the “Business Report”) with the Financial Services Commission of Korea and the Korea Exchange. This is a summary of the Business Report translated into English.

Except where indicated otherwise, financial information contained in this summary have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“K-IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “KB Financial Group,” “we,” “us” or the “Company” are to KB Financial Group and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

1.	Introduction to the Company

1.1.	Business Purpose

KB Financial Group is a financial holding company that was established in September 2008. Its main business purpose is to hold shares in companies that are engaged in financial or related services, as well as govern and manage such companies. Its consolidated subsidiaries are primarily engaged in the banking business, as well as the credit card business, the financial investment business, the insurance business and other related businesses.

1.2.	History

•	September 26, 2008

Obtained final approval from the Financial Services Commission to establish a financial holding company

•	September 29, 2008

Establishment of the Company through a comprehensive stock transfer and listing on the New York Stock Exchange

•	October 10, 2008

Listing on the Korea Exchange

•	October 20, 2008

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	October 31, 2008

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	May 4, 2009

Added Kookmin Bank Cambodia PLC as a second-tier subsidiary

•	June 22, 2009

Added KB Life Insurance Co., Ltd. (“KB Life Insurance”), formerly a second-tier subsidiary, as a first-tier subsidiary

•	July 1, 2009

KB Venture Capital Co., Ltd. changed its name to KB Investment Co., Ltd. (“KB Investment”)

•	January 22, 2010

The largest shareholder of the Company changed from the Korean National Pension Service to ING Bank N.V.

•	March 2, 2011

Added KB Kookmin Card Co., Ltd. (“KB Kookmin Card”) as a first-tier subsidiary

•	March 14, 2011

KB Futures Co., Ltd. was merged into KB Investment & Securities Co., Ltd. (“KB Investment & Securities”)

•	July 8, 2011

The largest shareholder of the Company changed from ING Bank N.V. to the Korean National Pension Service

•	January 13, 2012

Added KB Savings Bank Co., Ltd. (“KB Savings Bank”) as a first-tier subsidiary

•	May 11, 2012

Added KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund as a second-tier subsidiary

•	July 2, 2012

Added KoFC Value-up Private Equity Fund as a second-tier subsidiary

•	October 10, 2012

Added Kookmin Bank (China) Ltd. as a second-tier subsidiary

•	June 20, 2013

Acquired the remaining shares of KB Life Insurance, which increased the Company’s shareholding to 100%

•	September 2, 2013

Added Yehansoul Savings Bank as a first-tier subsidiary

•	January 13, 2014

Yehansoul Savings Bank was merged into KB Savings Bank

•	March 20, 2014

Added KB Capital Co., Ltd. (“KB Capital”) as a first-tier subsidiary

•	June 24, 2015

Added KB Insurance Co., Ltd. (“KB Insurance”) as a non-consolidated first-tier subsidiary

•	November 23, 2015

Acquired additional shares of KB Insurance, which increased the Company’s shareholding from 19.47% to 33.29%

•	May 31, 2016

Added Hyundai Securities Co., Ltd. (“Hyundai Securities”) as a non-consolidated first-tier subsidiary

•	June 21, 2016

Disposed of LIG Investment & Securities, Co., Ltd., a second-tier subsidiary

•	June 28, 2016

Acquired treasury shares of Hyundai Securities, which increased the Company’s equity ownership in Hyundai Securities from 22.56% to 29.62%

•	December 1, 2016

Added KB Golden Life Care Co., Ltd. as a second-tier subsidiary

•	December 29, 2016

Established KB Private Equity Fund III as a second-tier subsidiary

•	December 30, 2016

Purchased new shares of KB Insurance in a rights offering, which increased the Company’s shareholding in KB Insurance from 33.29% to 39.81%

•	December 30, 2016

Merged KB Investment & Securities with and into Hyundai Securities, with Hyundai Securities as the surviving entity, then changed its name to KB Securities Co., Ltd. (“KB Securities”)

•	February 8, 2017

Added KB KOLAO LEASING Co., Ltd. as a second-tier subsidiary

•	March 8, 2017

Added KB Microfinance Myanmar Co., Ltd. as a second-tier subsidiary

•	May 19, 2017

Acquired additional shares of KB Insurance in a tender offer, which increased the Company’s shareholding in KB Insurance from 39.81% to 94.30%.

•	May 19, 2017

Acquired additional shares of KB Capital in a tender offer, which increased the Company’s shareholding in KB Capital from 52.02% to 79.70%

•	July 7, 2017

Converted KB Insurance and KB Capital into wholly-owned subsidiaries of the Company through comprehensive stock swaps

•	September 29, 2017

Added KB Asset Management Singapore Pte. Ltd. as a second-tier subsidiary (changed from a second-tier subsidiary of KB Securities to a first-tier subsidiary of KB Asset Management Co., Ltd.)

•	October 9, 2017

Added KB Securities Vietnam Joint Stock Company (formerly Maritime Securities Incorporation) as a second-tier subsidiary

•	October 16, 2017

Disposed of Hyundai Savings Bank, Co., Ltd., a second-tier subsidiary

•	December 22, 2017

Disposed of Hyundai Asset Management, Co., Ltd., a second-tier subsidiary

•	January 17, 2018

Added KB-TS Technology Venture Private Equity Fund as a second-tier subsidiary (equity interests of 16%, 30% and 10% held by KB Securities, Kookmin Bank and KB Capital, respectively)

•	July 6, 2018

Added KB Daehan Specialized Bank Plc. as a second-tier subsidiary

•	August 21, 2018

Added KBAM Shanghai Advisory Services Co., Ltd. as a second-tier subsidiary

•	December 31, 2018

Added KB-Stonebridge Secondary Private Equity Fund as a second-tier subsidiary

•	January 9, 2019

Added KB-SPROTT Renewable Private Equity Fund I as a second-tier subsidiary

•	September 17, 2019

Added KB-SP Private Equity Fund IV as a second-tier subsidiary

1.3.	Overview of the Business Group

(As of December 31, 2019)
Type	Name of Company	Controlling Company	Remarks
Holding Company	KB Financial Group	-	Listed

1st Tier Subsidiaries	Kookmin Bank	KB Financial Group	Not listed
	KB Securities Co., Ltd.	KB Financial Group	Not listed
	KB Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Kookmin Card Co., Ltd.	KB Financial Group	Not listed
	KB Asset Management Co., Ltd.	KB Financial Group	Not listed
	KB Capital Co., Ltd.	KB Financial Group	Not listed
	KB Life Insurance Co., Ltd.	KB Financial Group	Not listed
	KB Real Estate Trust Co., Ltd.	KB Financial Group	Not listed
	KB Savings Bank Co., Ltd.	KB Financial Group	Not listed
	KB Investment Co., Ltd.	KB Financial Group	Not listed
	KB Data Systems Co., Ltd.	KB Financial Group	Not listed
	KB Credit Information Co., Ltd.	KB Financial Group	Not listed

2nd Tier Subsidiaries	Kookmin Bank Cambodia PLC	Kookmin Bank	Not listed (Overseas)
	Kookmin Bank (China) Ltd.	Kookmin Bank	Not listed (Overseas)
	KB Microfinance Myanmar Co., Ltd.	Kookmin Bank	Not listed (Overseas)
	KBFG Securities America Inc.	KB Securities	Not listed (Overseas)
	KB Securities Hong Kong Ltd.	KB Securities	Not listed (Overseas)
	Keystone-Hyundai Securities No. 1 Private Equity Fund	KB Securities	Not listed
	KB-IGen Private Equity Fund No.1	KB Securities	Not listed
	KB Private Equity Fund III	KB Securities	Not listed
	KB SECURITIES VIETNAM JOINT STOCK COMPANY	KB Securities	Not listed (Overseas)
	KB-TS Technology Venture Private Equity Fund	KB Securities	Not listed
	KB-Stonebridge Secondary Private Equity Fund	KB Securities	Not listed
	KB-SPROTT Renewable Private Equity Fund I	KB Securities	Not listed
	KB-SP Private Equity Fund IV	KB Securities	Not listed
	KB Claims Survey & Adjusting Co., Ltd.	KB Insurance	Not listed
	KB Sonbo CNS	KB Insurance	Not listed
	Leading Insurance Services, Inc.	KB Insurance	Not listed (Overseas)
	LIG Insurance (China) Co., Ltd.	KB Insurance	Not listed (Overseas)
	PT. KB Insurance Indonesia	KB Insurance	Not listed (Overseas)
	KB Golden Life Care Co., Ltd.	KB Insurance	Not listed
	KB Daehan Specialized Bank Plc.	KB Kookmin Card	Not listed (Overseas)
	KB Asset Management Singapore Pte. Ltd.	KB Asset Management	Not listed (Overseas)
	KBAM Shanghai Advisory Services Co., Ltd.	KB Asset Management	Not listed (Overseas)
	KB KOLAO LEASING Co., Ltd.	KB Capital	Not listed (Overseas)
	KoFC POSCO HANWHA KB Shared Growth No. 2. Private Equity Fund	KB Investment	Not listed
	KoFC Value-up Private Equity Fund	KB Investment	Not listed

1.4.	Capital Structure

1.4.1.	Shares

Changes in Capital

(As of December 31, 2019)	(Unit: Won, shares)

Date	Type	Number of Shares Issued or Cancelled	Par Value	Price	Remarks
September 29, 2008	Common Stock	356,351,693	5,000	48,444	Establishment of the Company
September 2, 2009	Common Stock	30,000,000	5,000	37,250	Rights offering to existing shareholders; % increase in number of common shares: 8.41865%
October 19, 2016	Common Stock	31,759,844	5,000	35,474	Stock Swap; % increase in number of common shares: 8.22045%
December 12, 2019	Common Stock	2,303,617	5,000	—	Share Cancellation(1)

(1)

The cancelled shares constituted treasury shares acquired pursuant to a resolution of the board of directors of the Company within the limits of profit available for dividend payment, and as such, there was no change in paid-in capital.

Number of Shares

(As of December 31, 2019)				(Unit: shares)
	Type
	Common Stock	Other Stock	Total	Remarks
Shares Authorized for Issuance	1,000,000,000	—	1,000,000,000	As specified in the Articles of Incorporation
Total Shares Issued (A)	418,111,537	—	418,111,537	—
Decrease in Number of Shares (B)	2,303,617	—	2,303,617	—
1. Capital Reduction	—	—	—	—
2. Cancellation	2,303,617	—	2,303,617	Treasury Shares
3. Redemption	—	—	—	—
4. Other	—	—	—	—
Shares Issued as of December 31, 2019 (C=A-B)	415,807,920	—	415,807,920	—
Treasury Shares (D)	26,173,585	—	26,173,585	—
Shares Outstanding (C-D)	389,634,335	—	389,634,335	—

Note: The board of directors of the Company resolved to enter into a trust agreement to acquire treasury shares on February 4, 2016, August 2, 2016, November 24, 2017 and November 30, 2018. On December 6, 2019, the board of directors of the Company resolved to cancel 2,303,617 shares of the Company’s common stock held as treasury shares. For more information regarding the above, please refer to the Company’s reports on Form 6-K furnished to the Securities and Exchange Commission on each respective date above.

1.4.2.	Voting Rights

(As of December 31, 2019)			(Unit: shares)
Items		Number of Shares	Notes
Total number of issued shares	Common shares	415,807,920	—
	Preferred shares	—	—
Shares without voting rights	Common shares	26,173,585	Treasury shares
	Preferred shares	—	—
Shares for which voting rights cannot be exercised pursuant to the Articles of Incorporation	—	—	—
Shares for which voting rights are restricted under relevant laws and regulations	—	—	—
Shares with restored voting rights	—	—	—
Total shares for which voting rights may be exercised	Common shares	389,634,335	—
	Preferred shares	—	—

1.5.	Dividends

(Unit: in millions of Won, except per share amount)

Items		January 1, 2019 to December 31, 2019	January 1, 2018 to December 31, 2018	January 1, 2017 to December 31, 2017
Par value per share (Won)		5,000	5,000	5,000
(Consolidated) Net income		3,311,828	3,061,191	3,311,438
(Consolidated) Earnings per share (Won)		8,451	7,721	8,305

Total cash dividends		861,092	759,736	766,728

Total stock dividends		—	—	—

(Consolidated) Cash dividend payout ratio (%)		26.0	24.8	23.2
Cash dividend yield (%)	Common Shares	4.5	4.0	3.1
	—	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	—	—	—	—
Cash dividend per share (Won)	Common Shares	2,210	1,920	1,920
	—	—	—	—
Stock dividend per share	Common Shares	—	—	—
	—	—	—	—

2.	Business

2.1.	Results of Operations

		(Unit: in millions of Won)
	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Net interest income	9,196,787	8,904,928	8,246,614
Interest income	14,639,187	13,734,569	11,919,057
Interest expense	(5,442,400)	(4,829,641)	(3,672,443)
Net fee and commission income	2,355,004	2,243,376	2,050,024
Fee and commission income	3,879,247	3,717,720	3,988,250
Fee and commission expense	(1,524,243)	(1,474,344)	(1,938,226)
Net insurance income	299,512	490,116	593,710
Insurance income	12,317,182	11,975,070	8,970,992
Insurance expense	(12,017,670)	(11,484,954)	(8,377,282)
Net gains (losses) on financial assets/liabilities at fair value through profit or loss (under K-IFRS 1039)	—	—	203,724
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	643,872	351,303	—
Net other operating expenses	(1,063,324)	(1,130,036)	(901,890)
General and administrative expenses	(6,271,017)	(5,918,512)	(5,628,664)
Operating profit before provision for credit losses	5,160,834	4,941,175	4,563,518
Provision for credit losses	(670,185)	(673,694)	(548,244)
Net operating profit	4,490,649	4,267,481	4,015,274

Note:

The consolidated financial information for the year ended December 31, 2019 is based on K-IFRS 1116 and the corresponding financial information for the years ended December 31, 2017 and 2018 has not been restated.

In addition, the consolidated financial information for the years ended December 31, 2018 and 2019 is based on K-IFRS 1109 and 1115 and the corresponding financial information for the year ended December 31, 2017 has not been restated.

2.2.	Sources and Uses of Funds

2.2.1. Sources of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2019			For the year ended December 31, 2018			For the year ended December 31, 2017
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Deposits	255,533,447	1.44	52.09	238,468,014	1.39	52.82	219,970,681	1.20	54.26
	Certificate of deposit	4,780,665	1.95	0.97	3,044,609	1.91	0.67	2,862,817	1.57	0.71
	Borrowings	11,332,972	1.67	2.31	10,312,988	1.59	2.28	9,306,125	1.41	2.30
	Call money	891,357	1.55	0.18	1,437,887	1.53	0.32	2,165,151	1.26	0.53
	Debentures	47,127,572	2.33	9.61	44,072,110	2.29	9.76	36,393,274	2.17	8.98
	Others	15,203,562	1.88	3.11	16,665,395	1.60	3.69	13,735,978	1.41	3.38

Subtotal		334,869,575	1.60	68.27	314,001,003	1.54	69.54	284,434,026	1.35	70.16

Foreign Currency	Deposits	13,370,035	1.25	2.73	11,039,672	1.15	2.45	10,156,743	0.80	2.51
	Borrowings	9,668,310	2.19	1.97	8,249,765	2.02	1.83	6,438,408	1.17	1.59
	Call money	527,809	2.34	0.11	751,171	2.35	0.17	1,239,627	1.39	0.31
	Debentures	5,447,017	2.62	1.11	4,076,096	3.40	0.90	3,374,998	2.71	0.83
	Others	463,266	1.38	0.09	297,657	0.89	0.07	321,263	0.56	0.07

Subtotal		29,476,437	1.83	6.01	24,414,361	1.85	5.42	21,531,039	1.24	5.31
Others	Total shareholders’ equity	38,464,863	—	7.84	35,690,200	—	7.90	34,785,839	—	8.58
	Allowances	873,017	—	0.18	750,262	—	0.17	829,075	—	0.20
	Others	86,839,627	—	17.70	76,643,695	—	16.97	63,855,888	—	15.75

Subtotal		126,177,507	—	25.72	113,084,157	—	25.04	99,470,802	—	24.53

Total		490,523,519	—	100.00	451,499,521	—	100.00	405,435,867	—	100.00

Note:	Based on K-IFRS (on a consolidated basis).

2.2.2. Uses of Funds

								(Unit: in millions of Won)
		For the year ended December 31, 2019			For the year ended December 31, 2018			For the year ended December 31, 2017
		Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)	Average Balance	Interest Rate (%)	Ratio (%)
Won Currency	Due from banks	5,939,242	1.51	1.21	4,817,024	1.43	1.07	6,757,757	1.44	1.67
	Securities	103,204,928	2.31	21.04	95,395,973	2.84	21.13	80,406,670	1.81	19.83
	Loans	287,653,938	3.45	58.64	269,569,916	3.43	59.71	247,117,982	3.28	60.95
	Guarantee payments under payment guarantee	8,803	0.98	—	8,206	1.87	—	17,008	0.66	—
	Call loan	640,485	1.69	0.13	632,317	1.48	0.14	315,950	1.28	0.08
	Private placement corporate bonds	1,319,460	3.61	0.27	1,452,396	3.44	0.32	1,801,681	4.00	0.44
	Credit cards	17,945,697	7.92	3.66	16,722,691	8.15	3.70	14,877,741	8.32	3.67
	Others	3,874,774	4.93	0.79	4,209,878	4.08	0.93	4,123,143	3.87	1.02
	Allowance	(2,406,757)	—	(0.49)	(2,434,872)	—	(0.54)	(2,116,366)	—	(0.52)

Subtotal		418,180,570	3.36	85.25	390,373,529	3.49	86.46	353,301,566	3.15	87.14

Foreign Currency	Due from banks	4,782,706	1.44	0.98	3,666,805	1.36	0.81	2,862,165	1.06	0.71
	Securities	13,323,102	4.35	2.72	12,704,025	2.47	2.81	10,013,637	3.19	2.47
	Loans	11,384,009	3.04	2.32	8,050,597	2.96	1.78	7,136,381	2.29	1.76
	Call loan	2,444,020	2.59	0.50	2,553,987	2.38	0.57	2,909,920	1.53	0.72
	Bills bought	2,944,008	2.66	0.60	4,113,332	1.93	0.91	3,166,307	1.51	0.78
	Allowance	(180,649)	—	(0.04)	(262,835)	—	(0.06)	(173,771)	—	(0.04)
	Others	660,572	—	0.13	153,277	—	0.03	72,297	—	0.01

Subtotal		35,357,768	3.28	7.21	30,979,188	2.41	6.85	25,986,936	2.35	6.41

Others	Cash	1,763,413	—	0.36	1,769,656	—	0.39	1,726,448	—	0.43
	Fixed assets held for business	7,398,134	—	1.51	5,639,374	—	1.25	5,826,159	—	1.44
	Others	27,823,634	—	5.67	22,737,774	—	5.05	18,594,758	—	4.58

Subtotal		36,985,181	—	7.54	30,146,804	—	6.69	26,147,365	—	6.45

Total		490,523,519	—	100.00	451,499,521	—	100.00	405,435,867	—	100.00

Note:     Based on K-IFRS (on a consolidated basis).

2.3.	Other Information to Consider in Making an Investment Decision

2.3.1. Capital Adequacy

KB Financial Group			(Unit: in billions of Won)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Total Capital (A)	36,995	34,476	32,402
Risk-weighted assets (B)	255,549	236,099	212,777
BIS ratio (A/B)	14.48%	14.60%	15.23%

Note:	Calculated in accordance with Basel III.

Kookmin Bank			(Unit: in billions of Won)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Total capital (A)	29,810	27,694	25,914
Risk-weighted assets (B)	188,075	178,433	161,825
BIS ratio (A/B)	15.85%	15.52%	16.01%

Note:	Calculated in accordance with Basel III.

KB Securities			(Unit: in billions of Won)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Net operating capital (A)	3,170	2,969	3,211
Total amount at risk (B)	1,561	1,251	1,048
Maintenance equity margin (C)	134	134	134
Net capital ratio (A-B)/(C)	1,198.74%	1,278.45%	1,609.03%
Capital surplus (A-B)	1,609	1,718	2,163

KB Insurance			(Unit: in billions of Won)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Available capital (A)	3,657	3,333	3,080
Required capital (B)	1,941	1,782	1,618
RBC ratio (A/B)	188.5%	187.1%	190.3%

Note:	RBC ratio: Risk-Based Capital ratio.

2.3.2. Overseas Credit Ratings

(As of December 31, 2019)
Rating Company	Moody’s		S&P
Type	Long-term	Short-term	Long-term	Short-term
Credit Rating	A1	P-1	A	A-1

2.3.3. Domestic Credit Ratings

Date of Rating	Type	Credit Rating	Rating Company (Rating Range)
6/23/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/23/2017	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
8/28/2017	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
1/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/27/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
4/5/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/11/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/25/2018	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
7/24/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
10/4/2018	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
2/21/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
4/8/2019	Contingent Convertible Bonds	AA-	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/18/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
6/26/2019	Commercial Paper	A1	Korea Ratings (A1 ~ D) / KIS Ratings (A1 ~ D) / NICE Investors Service (A1 ~ D)
10/14/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)
12/3/2019	Debentures	AAA	Korea Ratings (AAA ~ D) / KIS Ratings (AAA ~ D) / NICE Investors Service (AAA ~ D)

2.3.4. Early Retirement Program

To enhance productivity by improving its labor structure, Kookmin Bank implemented a voluntary early retirement program following negotiations with its labor union.

Date of retirement	Number of retired persons
January 20, 2020	462

2.3.5. Acquisition of Shares of Bank Bukopin of Indonesia and PRASAC Microfinance Institution Limited of Cambodia

Kookmin Bank entered into a share subscription agreement with Bank Bukopin of Indonesia on June 26, 2018 and acquired its new shares on July 27, 2018.

(Unit: in millions of Won)
Ownership	Acquisition amount
22%	116,422(1)(2) (IDR 1,460,910,000,000)

(1)	The acquisition amount in IDR is converted to Won at the exchange rate on July 27, 2018, the acquisition date.
(2)	Includes consulting fees of Won 3,348 million paid in connection with the acquisition.

On January 6, 2020, Kookmin Bank entered into a shareholders’ agreement with the shareholders of PRASAC Microfinance Institution Limited (“PRASAC”), a provider of microfinance and deposit-taking services in Cambodia, to acquire 70% of PRASAC’s total number of shares issued for USD 603 million. The consummation of this acquisition is subject to approval from the financial authorities in Korea and abroad. A put option may be exercised by PRASAC’s current shareholders to sell the remaining 30% of PRASAC’s shares to Kookmin Bank. The exercise price of such put option will be determined based on the adjusted book value of PRASAC as of December 31, 2021 as reflected in the audit report of PRASAC’s financial statements as of and for the year ended December 31, 2021, and such put option may be exercised during the six months following the date of such audit report.

3.	Financial Information

3.1.	Consolidated Financial Information

3.1.1. Consolidated Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Cash and due from financial institutions	20,837,878	20,274,490	19,817,825
Financial assets at fair value through profit or loss (under K-IFRS 1039)	—	—	32,227,345
Financial assets at fair value through profit or loss	53,549,086	50,987,847	—
Derivative financial assets	3,190,673	2,025,962	3,310,166
Loans at amortized cost	339,684,059	319,201,603	290,122,838
Financial investments	71,782,606	61,665,094	66,608,243
Investments in associates and joint ventures	598,240	504,932	335,070
Property and equipment	5,067,377	4,272,127	4,201,697
Investment property	2,827,988	2,119,811	848,481
Intangible assets	2,737,813	2,755,783	2,943,060
Net defined benefit assets	946	—	894
Current income tax assets	19,095	10,004	6,324
Deferred income tax assets	3,597	4,158	3,991
Assets held for sale	23,151	16,952	155,506
Other assets	18,215,608	15,749,535	16,204,169

Total assets	518,538,117	479,588,298	436,785,609

Financial liabilities at fair value through profit or loss (under K-IFRS 1039)	—	—	12,023,058
Financial liabilities at fair value through profit or loss	15,368,153	15,326,859	—
Derivative financial liabilities	3,007,341	2,901,247	3,142,765
Deposits	305,592,771	276,770,449	255,800,048
Debts	37,818,860	33,004,834	28,820,928
Debentures	50,935,583	53,278,697	44,992,724
Provisions	527,929	525,859	568,033
Net defined benefit liabilities	253,989	262,213	154,702
Current income tax liabilities	432,431	698,634	433,870
Deferred income tax liabilities	777,793	492,534	533,069
Insurance contract liabilities	34,966,683	33,412,949	31,801,275
Other liabilities	29,737,259	27,200,996	24,470,308

Total liabilities	479,418,792	443,875,271	402,740,780
Equity attributable to shareholders of the parent company	38,533,918	35,703,916	34,038,685
Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	399,205	—	—
Capital surplus	17,122,777	17,121,660	17,122,228
Accumulated other comprehensive income	348,021	177,806	537,668
Retained earnings	19,709,545	17,282,441	15,044,204
Treasury shares	(1,136,188)	(968,549)	(755,973)
Non-controlling interests	585,407	9,111	6,144

Total equity	39,119,325	35,713,027	34,044,829

Total liabilities and equity	518,538,117	479,588,298	436,785,609

Note:

The consolidated financial information for the year ended December 31, 2019 is based on K-IFRS 1116 and the corresponding financial information for the years ended December 31, 2017 and 2018 has not been restated. In addition, the consolidated financial information for the years ended December 31, 2018 and 2019 is based on K-IFRS 1109 and 1115 and the corresponding financial information for the year ended December 31, 2017 has not been restated.

3.1.2. Consolidated Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Net interest income	9,196,787	8,904,928	8,246,614
Net fee and commission income	2,355,004	2,243,376	2,050,024
Net insurance income	299,512	490,116	593,710
Net gains (losses) on financial assets/liabilities at fair value through profit or loss (under K-IFRS 1039)	—	—	203,724
Net gains (losses) on financial assets/liabilities at fair value through profit or loss	643,872	351,303	—
Net other operating expenses	(1,063,324)	(1,130,036)	(901,890)
General and administrative expenses	(6,271,017)	(5,918,512)	(5,628,664)
Operating profit before provision for credit losses	5,160,834	4,941,175	4,563,518
Provision for credit losses	(670,185)	(673,694)	(548,244)
Net operating income	4,490,649	4,267,481	4,015,274
Net non-operating income (loss)	43,337	34,051	123,150
Profit before income tax	4,533,986	4,301,532	4,138,424
Income tax expense	(1,220,787)	(1,239,586)	(794,963)
Profit for the period	3,313,199	3,061,946	3,343,461
Other comprehensive income (loss) for the period, net of tax	152,023	(10,482)	136,226

Total comprehensive income for the period	3,465,222	3,051,464	3,479,687

Profit attributable to:	3,313,199	3,061,946	3,343,461
Shareholders of the parent company	3,311,828	3,061,191	3,311,438
Non-controlling interests	1,371	755	32,023

Total comprehensive income for the period attributable to:	3,465,222	3,051,464	3,479,687

Shareholders of the parent company	3,463,567	3,050,805	3,445,285
Non-controlling interests	1,655	659	34,402
Earnings per share
Basic earnings per share (Won)	8,451	7,721	8,305
Diluted earnings per share (Won)	8,389	7,676	8,257

Note:

The consolidated financial information for the year ended December 31, 2019 is based on K-IFRS 1116 and the corresponding financial information for the years ended December 31, 2017 and 2018 has not been restated. In addition, the consolidated financial information for the years ended December 31, 2018 and 2019 is based on K-IFRS 1109 and 1115 and the corresponding financial information for the year ended December 31, 2017 has not been restated.

3.2.	Separate Financial Information

3.2.1. Separate Statements of Financial Position

(Unit: in millions of Won)
	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Cash and due from financial institutions	18,537	344,302	245,400
Financial assets at fair value through profit or loss (under K-IFRS 1039)	—	—	284,485
Financial assets at fair value through profit or loss	413,909	289,179	—
Loans at amortized cost	120,000	50,000	10,000
Investments in subsidiaries	24,162,116	24,062,116	24,062,116
Property and equipment	4,170	2,185	697
Intangible assets	11,092	9,646	8,864
Net defined benefit assets	—	—	201
Deferred income tax assets	7,526	8,184	10,282
Other assets	609,286	857,462	480,789

Total assets	25,346,636	25,623,074	25,102,834

Debts	—	300,000	300,000
Debentures	5,543,446	5,373,266	5,162,600
Net defined benefit liabilities	437	183	—
Current income tax liabilities	417,414	691,909	308,854
Other liabilities	203,440	186,481	204,835

Total liabilities	6,164,737	6,551,839	5,976,289

Share capital	2,090,558	2,090,558	2,090,558
Hybrid financial instrument	399,085	—	—
Capital surplus	14,742,814	14,742,814	14,742,814
Accumulated other comprehensive loss	(7,664)	(7,144)	(5,233)
Retained earnings	3,093,294	3,213,556	3,054,379
Treasury Shares	(1,136,188)	(968,549)	(755,973)

Total equity	19,181,899	19,071,235	19,126,545

Total liabilities and equity	25,346,636	25,623,074	25,102,834

Note:

The separate financial information for the year ended December 31, 2019 is based on K-IFRS 1116 and the corresponding financial information for the years ended December 31, 2017 and 2018 has not been restated. In addition, the separate financial information for the years ended December 31, 2018 and 2019 is based on K-IFRS 1109 and 1115 and the corresponding financial information for the year ended December 31, 2017 has not been restated.

3.2.2. Separate Statements of Comprehensive Income

(Unit: in millions of Won, except per share amounts)
	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Net interest expense	(118,045)	(115,835)	(97,218)
Net fee and commission expense	(6,283)	(5,208)	(7,808)
Net gains on financial assets at fair value through profit or loss (under K-IFRS 1039)	—	—	745
Net gains on financial assets at fair value through profit or loss	15,947	18,319	—
Net other operating income	926,934	1,089,556	709,544
General and administrative expenses	(71,171)	(57,845)	(57,485)
Operating profit before provision for credit losses	747,382	928,987	547,778
Provision for credit losses	—	—	—
Operating profit	747,382	928,987	547,778
Net non-operating expense	(541)	(259)	125
Profit before income tax	746,841	928,728	547,903
Income tax benefit (expense)	(854)	(2,823)	5,522
Profit for the period	745,987	925,905	553,425
Other comprehensive income (loss) for the period, net of tax	(520)	(1,911)	(491)

Total comprehensive income for the period	745,467	923,994	552,934

Earnings per share
Basic earnings per share (Won)	1,891	2,335	1,388
Diluted earnings per share (Won)	1,877	2,322	1,380

Note:

The separate financial information for the year ended December 31, 2019 is based on K-IFRS 1116 and the corresponding financial information for the years ended December 31, 2017 and 2018 has not been restated. In addition, the separate financial information for the years ended December 31, 2018 and 2019 is based on K-IFRS 1109 and 1115 and the corresponding financial information for the year ended December 31, 2017 has not been restated.

3.3.	Other Selected Financial Data

3.3.1. Won-denominated Liquidity Ratio

	(Unit: in millions of Won)
Category	As of December 31, 2019	As of December 31, 2018	As of December 31, 2017
Current assets in Won (A)	142,683	30,150	47,253
Current liabilities in Won (B)	110,398	9,300	6,792
Liquidity ratio (A/B)	129.24%	324.20%	695.72%

Note:	1) Based on K-IFRS (on a separate basis).

2) Calculated based on Won-denominated assets and liabilities due within one month.

3.3.2. Profitability Ratios

		(Unit: %)
Category	For the year ended December 31, 2019	For the year ended December 31, 2018	For the year ended December 31, 2017
Net income as a percentage of average total assets (ROA)	0.66	0.66	0.82
Net income as a percentage of average shareholders’ equity (ROE)	8.93	8.82	10.18

Note:	Based on K-IFRS (on a consolidated basis).

3.3.3. 20 Largest Exposures of Kookmin Bank by Borrower (As of December 31, 2019)

(Unit: in billions of Won)
Company	Credit extended
Samsung Electronics Co., Ltd.	1,315
Hyundai Motor Company	1,201
Korea Securities Finance Corp.	1,010
Hyundai Steel Co., Ltd.	976
NH Investment & Securities Co., Ltd	773
LG Display Co., Ltd.	760
Hyundai Capital Services, Inc.	719
LG Electronics Inc.	692
S-OIL Corporation	668
GS Caltex Corporation	631
Hyundai Heavy Industries Co., Ltd.	501
SK Energy Co., Ltd.	479
KT Corporation	456
Samsung Heavy Industries Co., Ltd.	448
CJ Cheiljedang Corp.	442
LS-Nikko Copper Inc	441
SK Holdings	425
KB Kookmin Card Co., Ltd.	421
Kia Motors Corporation	394
Hanwha Solutions/Chemical Corporation	365

Total	13,117

3.3.4. 10 Largest Exposures of Kookmin Bank by Chaebol Group (As of December 31, 2019)

(Unit: in billions of Won)
Group	Credit extended
Hyundai Motor	4,768
Samsung	3,380
SK	2,472
Lotte	2,192
LG	2,168
Hanwha	1,696
GS	1,073
CJ	829
Shinsegae	804
LS	789

Total	20,171

3.3.5. Kookmin Bank’s Loan Concentration by Industry (As of December 31, 2019)

	(Unit: in billions of Won, %)
Industry	Total Credit	Percentage of Total Credit
Manufacturing	45,012	32.0
Real estate	31,054	22.1
Retail and wholesale	19,997	14.2
Hotel, lodging and food services	8,926	6.3
Construction	3,194	2.3
Financial institutions	2,891	2.1
Others	29,520	21.0

Total	140,594	100.0

3.3.6. Top 20 Non-Performing Loans of Kookmin Bank (As of December 31, 2019)

		(Unit: in billions of Won)
Borrower	Industry	Total Credit	Allowance for Loan Losses
Borrower A	Construction	59	55
Borrower B	Shipbuilding	51	16
Borrower C	Construction	40	40
Borrower D	Shipping	24	23
Borrower E	Construction	21	21
Borrower F	Retail and wholesale	16	9
Borrower G	Manufacturing	13	6
Borrower H	Retail and wholesale	10	8
Borrower I	Manufacturing	10	9
Borrower J	Shipbuilding	9	2
Borrower K	Manufacturing	9	3
Borrower L	Manufacturing	9	1
Borrower M	Manufacturing	6	5
Borrower N	Hotel, lodging and food services	6	1
Borrower O	Shipping	6	5
Borrower P	Manufacturing	6	2
Borrower Q	Manufacturing	6	4
Borrower R	Construction	5	5
Borrower S	Health and social services	5	1
Borrower T	Manufacturing	5	2

Total		316	218

3.4.	Other Financial Information

See the Company’s Form 6-K furnished to the Securities and Exchange Commission on March 6, 2020 (available on www.sec.gov), which contains the Company’s audited consolidated and separate financial statements as of and for the years ended December 31, 2019 and 2018 and related notes, which have been prepared in accordance with K-IFRS. The Company’s audited consolidated and separate financial statements are also available on its website, www.kbfg.com.

4.	Independent Public Accountants

4.1.	Audit / Review Services

(Unit: in millions of Won)
Period	Auditor	Activity	Compensation(1)	Accrued Time (hours)
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	1,081	10,832
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	949	9,820
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	Quarterly / first half and annual review & audit, review of internal accounting management system (including audit of internal control over financial reporting)	856	11,080

(1)	On an annual basis and excluding value-added taxes.

4.2.	Public Company Accounting Oversight Board (“PCAOB”) Audit Services

(Unit: in millions of Won)
Period	Auditor	Activity	Service Period	Compensation(1)
January 1 to December 31, 2019	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2019 to April 30, 2020	573
January 1 to December 31, 2018	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2018 to April 30, 2019	571
January 1 to December 31, 2017	Samil PricewaterhouseCoopers	PCAOB audit of consolidated financial statements and internal control over financial reporting	May 1, 2017 to April 30, 2018	540

(1)	On an annual basis and excluding value-added taxes.

4.3.	Change in Auditor

Pursuant to the Act on External Audit of Stock Companies and the related regulations thereunder, the Securities and Futures Commission of the Financial Services Commission designated KPMG Samjong Accounting Corp. as the Company’s new external auditor for the fiscal years ending December 31, 2020, 2021 and 2022. As such, starting with the fiscal year ending December 31, 2020, the external auditor for the Company and its subsidiaries will be changed from Samil PricewaterhouseCoopers to KPMG Samjong Accounting Corp.

5.	Corporate Governance and Affiliated Companies

5.1.	Board of Directors & Committees under the Board

As of December 31, 2019, our board of directors consisted of nine directors, comprising one executive director, one non-standing director and seven non-executive directors. The following committees currently serve under our board of directors:

•	Risk Management Committee;

•	Evaluation & Compensation Committee;

•	Non-Executive Director Nominating Committee;

•	Audit Committee Members Nominating Committee;

•	CEO Nominating Committee;

•	Audit Committee; and

•	Subsidiaries’ CEO Director Nominating Committee

For the list of our directors, see 6. Directors, Senior Management and Employees — 6.1. Executive Directors, — 6.2. Non-standing Directors and — 6.3. Non-executive Directors below.

5.2.	Audit Committee

The Audit Committee oversees our financial reporting and approves the appointment of our independent auditors and internal compliance officers. The committee also reviews our financial information, auditor’s examinations, key financial statement issues, the plans and evaluation of internal controls and the administration of our financial affairs by the board of directors. In connection with the general meetings of shareholders, the committee examines the agenda for, and financial statements and other reports to be submitted by, the board of directors to each general meeting of shareholders. The committee holds regular meetings every quarter and on an as-needed basis. The following table shows a list of audit committee requirements under Articles 415 and 542 of the Commercial Act and how we fulfill each requirement as of December 31, 2019.

The Commercial Act Requirements	KB Financial Group

The Audit Committee must consist of three or more directors.	We have four Audit Committee members.

At least two-thirds of the Audit Committee Members must be non-executive directors.	All four Audit Committee members, including the chairman of the committee, are non-executive directors.
The chairman of the Audit Committee must be a non-executive director.

At least one Audit Committee member must be an accounting or financial expert.	Two Audit Committee members (Suk Ho Sonu and Kyung Ho Kim) are accounting or financial experts.

5.3.	Compensation to Directors

5.3.1. Total Amount of Compensation Approved at the Annual General Meeting of Shareholders

(Unit: in millions of Won)
	Total number of persons(1)	Total compensation approved at shareholders’ meeting(2)	Notes
Registered Directors (Non-executive directors)	9 (7)	2,500	—

(1)	Represents the total number of applicable persons as of December 31, 2019.
(2)	Represents the aggregate amount for all directors (including non-executive directors). Excludes compensation in the form of long-term performance-based stock grants.

5.3.2. Total Amount of Compensation Paid

(For the year ended December 31, 2019)		(Unit: in millions of Won)
Total number of persons(1)	Total payment(2)(3)	Average payment per person(4)	Notes
9	2,223	247	—

(1)	Represents the total number of applicable persons as of December 31, 2019.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2019.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)

Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2019, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

*Jongsoo Han retired from his post as a non-executive director on March 25, 2019.

*Kyung Ho Kim was newly appointed as a non-executive director on March 27, 2019.

5.3.3. Compensation Breakdown

(As of December 31, 2019)			(Unit: in millions of Won)
	Total number of persons(1)	Total payment (2)(3)	Average payment per person (4)	Notes
Registered Directors (excluding non-executive directors and Audit Committee members)	2	1,595	797	—
Non-executive Directors (excluding Audit Committee members)	3	262	87	—
Audit Committee members	4	366	91	—
Internal Auditor	—	—	—	—

(1)	Represents the total number of applicable persons as of December 31, 2019.
(2)	Represents the total amount paid (rounded to the nearest million) for the year ended December 31, 2019.
(3)	Payment subject to the Company’s internal policies on compensation to directors.
(4)

Represents (i) the total amount paid (rounded to the nearest million) for the year ended December 31, 2019, divided by (ii) the annualized number of applicable persons for the applicable reporting period.

5.4.	Highest-Paid Individuals

5.4.1 Compensation exceeding Won 500 million – Individual basis

(As of December 31, 2019)			(Unit: in millions of Won)
Name	Position	Total Amount	Deferred Compensation(1)
Jong Kyoo Yoon	Chairman & CEO	1,595

-  Deferred short-term performance-based payment, the amount of which corresponds to 3,766 shares remaining under, and pursuant to, a performance evaluation in 2018.

-  Deferred long-term performance-based payment, the amount of which corresponds to 12,018 shares remaining under, and pursuant to, a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017.

-  Long-term performance-based payment, the amount of which corresponds to a maximum of 46,890 shares (15,630 shares per year) pursuant to a performance evaluation over a three-year period from November 21, 2017 to November 20, 2020.

Chang Kwon Lee	Deputy President	576	- Deferred short- and long-term performance-based payment, the amount of which corresponds to 3,895 shares remaining under, and pursuant to, a performance evaluation from 2017 to 2018.

Kyung Yup Cho	Deputy President	557	- Deferred short- and long-term performance-based payment, the amount of which corresponds to 11,770 shares remaining under, and pursuant to, a performance evaluation in 2015 and from 2017 to 2018.

Young Hyuk Jo	Deputy President	504	- Deferred short- and long-term performance-based payment, the amount of which corresponds to 3,268 shares remaining under, and pursuant to, a performance evaluation from 2017 to 2018.

(1)	The actual payment amount will be finalized based on the market value of our shares at the time of payment.

5.4.2 Calculation criteria and method of compensation

				(Unit: in millions of Won)
Name	Compensation Type	Classification	Total Compensation (in millions of Won)	Calculation Criteria and Method
Jong Kyoo Yoon	Earned income	Salary	800	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined by a resolution of the Evaluation & Compensation Committee within the limit of the total amount of compensation approved at the shareholders’ meeting. (This amount includes allowances for business expenses of Won 350 million.)

		Bonus	795

The bonus paid in 2019 was Won 795 million, of which (i) Won 267 million was paid as short-term performance-based compensation pursuant to a performance evaluation for 2018 (based on the resolution of the Evaluation & Compensation Committee), consisting of Won 177 million paid as an upfront lump sum payment and Won 90 million (representing 1,883 shares) paid as the first installment of deferred payments and (ii) Won 528 million (representing 12,018 shares) was paid as the second installment of long-term performance-based compensation pursuant to a performance evaluation over a three-year period from November 21, 2014 to November 20, 2017 (based on the resolution of the Evaluation & Compensation Committee).

The short-term performance evaluation index for 2018 comprised financial results (e.g., ROE, total operating income, RAROC, CIR, real NPL ratio, Tier 1 ratio, net increase in the number of cross-selling customers among subsidiaries) and results relating to strategic initiatives (e.g., securing structural competitive advantage by facilitating innovation of the Company’s business model and enhancing customer-oriented services and processes, strengthening the overall position of the Company, implementing the “One-Firm KB” policy). The amount of the short-term incentive payment is determined by the Evaluation & Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-100% of the base salary.

With respect to financial results, although the Company’s net profit for 2018 decreased 7.6% YoY due to, among others, increased early retirement program costs and decreased profits in the insurance segment, improvements in asset quality (improvement in real NPL ratio from 1.19% in 2017 to 1.01% in 2018) and cost efficiency (improvement in CIR from 55.2% in 2017 to 54.5% in 2018), as well as a strengthening of risk management abilities demonstrated by loan growth in prime assets (an increase in loan balance from Won 235 trillion in 2017 to Won 257 trillion in 2018) were considered, among others, to be major achievements reflected in the performance evaluation.

With respect to non-financial results, the major achievements considered included securing a competitive advantage in the Company’s core businesses through an increase in market shares, broadening the Company’s overall customer base and expanding into global markets, as well as strengthening the Company’s overall capabilities and reinforcing the “One-Firm KB” policy through key improvements in areas of operational management, risk management and compliance.

		Stock options	—	Not applicable

		Other earned income	—	Not applicable

	Retirement income		—	Not applicable

	Other income		—	Not applicable

Chang Kwon Lee	Earned income	Salary	220	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

Bonus	347

The bonus paid in 2019 was Won 347 million, of which (i) Won 326 million was paid as short- and long-term performance-based compensation pursuant to a performance evaluation for 2018 and over the period from 2017 to 2018 (based on the resolution of the Evaluation & Compensation Committee), consisting of Won 244 million paid as an upfront lump sum payment and Won 82 million (representing 1,726 shares) paid as the first installment of deferred payments and (ii) Won 21 million (representing 439 shares) was paid as the second installment of short-term performance-based compensation pursuant to a performance evaluation for 2017 (based on the resolution of the Evaluation & Compensation Committee).

The short-term performance evaluation index for 2018 included financial results of the Company’s financial performance as well as non-financial results relating to various responsibilities that pertain to the executive officer’s position of a chief strategy officer. The amount of the short-term incentive payment is determined by the Evaluation & Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to financial results, improvements in asset quality and cost efficiency, and loan growth in prime assets were considered to be major achievements. With respect to non-financial results, major achievements included strengthening the competitiveness of the Company’s core businesses for increased market shares and establishing an operational management system for reinforcing the “One-Firm KB” policy.

The long-term performance evaluation index for the period from 2017 to 2018 included relative total shareholder return, the Company’s financial results and results relating to the executive officer’s roles and responsibilities. The long-term performance-based compensation is calculated within the range of 0%-100% of the base salary.

With respect to the relative total shareholder return, the Company’s stock performance, which outperformed the industry average during the period from January 1, 2017 to December 31, 2018, was considered. With respect to the Company’s financial results and results relating to the executive officer’s roles and responsibilities, the annual evaluation results over the two-year period from 2017 to 2018 were considered.

		Stock options	—	Not applicable

		Other earned income	9	Welfare benefits

	Retirement income		—	Not applicable

	Other income		—	Not applicable

Kyung Yup Cho	Earned income	Salary	250	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	281

The bonus paid in 2019 was Won 281 million, of which (i) Won 126 million was paid as short-term performance-based compensation pursuant to a performance evaluation for 2018 (based on the resolution of the Evaluation & Compensation Committee), consisting of Won 94 million paid as an upfront lump sum payment and Won 32 million (representing 666 shares) paid as the first installment of deferred payments and (ii) Won 155 million (representing 3,255 shares) was paid as deferred short- and long-term performance-based compensation pursuant to a performance evaluation over the period from 2016 to 2017 (based on the resolution of the Evaluation & Compensation Committee).

The short-term performance evaluation index for 2018 included the financial results of the Company’s financial performance as well as non-financial results relating to various responsibilities that pertain to the executive officer’s position as the deputy president of KB Research. The amount of the short-term incentive payment is determined by the Evaluation & Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to financial results, improvements in asset quality and cost efficiency, and loan growth in prime assets were considered to be major achievements. With respect to non-financial results, major achievements included contributing to the Company’s sustainable management initiatives through conducting relevant research.

		Stock options	—	Not applicable

		Other earned income	26	Welfare benefits

	Retirement income		—	Not applicable

	Other income		—	Not applicable

Young Hyuk Jo	Earned income	Salary	250	A monthly salary was paid in even installments each month in accordance with the amount of annual salary determined pursuant to internal policy regarding executive officers based on position and responsibilities.

		Bonus	245

The bonus paid in 2019 was Won 245 million, of which (i) Won 120 million was paid as short-term performance-based compensation pursuant to a performance evaluation for 2018 (based on the resolution of the Evaluation & Compensation Committee), consisting of Won 90 million paid as an upfront lump sum payment and Won 30 million (representing 636 shares) paid as the first installment of deferred payments and (ii) Won 125 million (representing 2,611 shares) was paid as deferred short- and long-term performance-based compensation pursuant to a performance evaluation over the period from 2016 to 2017 (based on the resolution of the Evaluation & Compensation Committee).

The short-term performance evaluation index for 2018 consisted of non-financial results pertaining to the executive officer’s responsibility as the deputy president of the audit department to efficiently conduct internal audit and establish a transparent internal control environment. The amount of the short-term incentive payment is determined by the Audit Committee and the Evaluation & Compensation Committee based on the aggregate score of the index items above and is within the range of 0%-120% of the base salary.

With respect to non-financial results, major achievements included establishing an internal control environment within the Company and contributing to stable management results by reinforcing stronger standards for audits conducted by external auditors and by implementing improvements for internal control, as well as effectively responding to audit probes and regulatory policies through proactive outreach efforts.

Stock options	—	Not applicable

Other earned income	9	Welfare benefits

Retirement income	—	Not applicable

Other income	—	Not applicable

5.5.	Affiliated Companies

5.5.1. List of Affiliated Companies

Affiliated companies of KB Financial Group that are first-tier subsidiaries and KB Financial Group’s ownership of such companies as of December 31, 2019 are as follows.

1) Kookmin Bank (100.00%)

2) KB Securities Co., Ltd. (100.00%)

3) KB Insurance Co., Ltd. (100.00%)

4) KB Kookmin Card Co., Ltd. (100.00%)

5) KB Asset Management Co., Ltd. (100.00%)

6) KB Capital Co., Ltd. (100.00%)

7) KB Life Insurance Co., Ltd. (100.00%)

8) KB Real Estate Trust Co., Ltd. (100.00%)

9) KB Savings Bank Co., Ltd. (100.00%)

10) KB Investment Co., Ltd. (100.00%)

11) KB Data Systems Co., Ltd. (100.00%)

12) KB Credit Information Co., Ltd. (100.00%)

6.	Directors, Senior Management and Employees

6.1.	Executive Directors

As of March 30, 2020, we had one executive director. The name, position and the end of the term of our executive director and the number of shares of our common stock he owned as of December 31, 2019 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Jong Kyoo Yoon	October 1955	Chairman & Chief Executive Officer	21,000	November 20, 2020

6.2.	Non-standing Directors

As of March 30, 2020, we had one non-standing director. The name, position and the end of the term of our non-standing director and the number of shares of our common stock he owned as of December 31, 2019 are set forth below.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Yin Hur	December 1961	Non-standing Director	7,500	November 20, 2020

6.3.	Non-executive Directors

As of March 30, 2020, we had seven non-executive directors. The name, position and the end of the term of our non-executive directors and the number of shares of our common stock they respectively owned as of December 31, 2019 were as follows.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Suk Ho Sonu	September 1951	Non-executive Director	—	March 19, 2021
Stuart B. Solomon	July 1949	Non-executive Director	—	March 19, 2021
Myung Hee Choi	February 1952	Non-executive Director	—	March 19, 2021
Kouwhan Jeong	September 1953	Non-executive Director	—	March 19, 2021
Kyung Ho Kim	December 1954	Non-executive Director	—	March 26, 2021
Seon-joo Kwon	November 1956	Non-executive Director	—	March 19, 2022
Gyutaeg Oh	February 1959	Non-executive Director	—	March 19, 2022

As of March 30, 2020, the following non-executive director also served as a director at another company.

Name	Company	Position	Appointment Date
Kouwhan Jeong	Nambujeil Law and Notary Office Inc.	Co-president Attorney at Law	May 2016

6.4.	Senior Management

Members of our senior management as of March 30, 2020 are as follows. The number of common shares owned is as of December 31, 2019.

Name	Date of Birth	Position	Common Shares Owned	End of Term
Chang Kwon Lee	November 1965	Deputy President, Chief Strategy Officer and Head of Global Business Unit	500	December 31, 2020
Ki-Hwan Kim	March 1963	Deputy President and Chief Finance Officer	1,541	December 31, 2020
Nam Jong Seo	June 1963	Deputy President and Chief Risk Management Officer	119	December 31, 2021
Pil Kyu Im	March 1964	Deputy President and Chief Human Resources Officer	1,005	December 31, 2020
Kyung Yup Cho	September 1961	Deputy President; KB Research	1,500	December 31, 2020
Young Hyuk Jo	April 1963	Deputy President; Audit Department	961	December 31, 2020
Nam Hoon Cho	June 1968	Senior Managing Director and Chief Global Strategy Officer	1,000	December 31, 2020
Chan Il Park	March 1963	Managing Director and Chief Compliance Officer	1,129	December 31, 2020
Seok Mun Choi	August 1968	Managing Director and Head of Office of Board of Directors	654	December 31, 2021
Soon Bum Kwon	October 1966	Managing Director	1,390	December 31, 2020
Jeong Rim Park	November 1963	Head of Capital Market Business Unit	3,150	December 31, 2020
Sung Hyun Kim	August 1963	Head of Corporate and Investment Banking Business Unit	10,468	December 31, 2020
Jong Hee Yang	June 1961	Head of Insurance Business Unit	914	December 31, 2020
Dong Cheol Lee	October 1961	Head of Retail Customer Business Unit	2,065	December 31, 2020
Young Gil Kim	January 1963	Head of Wealth Management Business Unit	152	December 31, 2020
Woon Tae Kim	May 1963	Head of Small and Medium Enterprise Business Unit	—	December 31, 2020
Mun-Cheol Jeong	August 1968	Chief Public Relation Officer	509	December 31, 2020
Dong Whan Han	January 1965	Chief Digital Innovation Officer	1,100	December 31, 2020
Woo Yeul Lee	November 1964	Chief Information Technology Officer	1,193	December 31, 2020
Jin Soo Yoon	February 1964	Chief Data Officer	—	March 31, 2021
Sang-Hyeon Woo	February 1964	Corporate and Investment Banking Business Unit	348	December 31, 2020
Jeong Ha	January 1967	Capital Market Business Unit	—	December 31, 2020
Chai Hyun Sung	September 1965	Retail Customer Business Unit	2,432	December 31, 2020
Yun Sang Song	July 1964	Insurance Business Unit	—	December 31, 2020
Jae Young Choi	June 1967	Head of Pension Business Division	652	May 26, 2021
Jin Gyu Maeng	January 1966	General Manager of Planning and Coordination Office	691	December 31, 2020

As of March 30, 2020, the following management also served as senior management at our subsidiaries.

Name	Subsidiary	Position	Appointment Date
Yin Hur	Kookmin Bank	President and Chief Executive Officer	November 2017
Jeong Rim Park	KB Securities	Chief Executive Officer	January 2019
Sung Hyun Kim	KB Securities	Chief Executive Officer	January 2019
Jong Hee Yang	KB Insurance	Chief Executive Officer	March 2016
Dong Cheol Lee	KB Kookmin Card	Chief Executive Officer	January 2018
Young Gil Kim	Kookmin Bank	Senior Executive Vice President; Wealth Management Group	January 2020
	KB Securities	Deputy President; Wealth Management Division	January 2019
Woon Tae Kim	Kookmin Bank	Senior Managing Director; Small and Medium Enterprise Group	January 2020
Mun-Cheol Jeong	Kookmin Bank	Managing Director; Brand·ESG Group	January 2020
Dong Whan Han	Kookmin Bank	Senior Executive Vice President; Digital Finance Group	January 2020
Woo Yeul Lee	Kookmin Bank	Senior Executive Vice President; Information Technology Group	January 2020
Jin Soo Yoon	Kookmin Bank	Senior Managing Director; Data Strategy Group	April 2019
	KB Kookmin Card	Senior Managing Director; Data Strategic Division	April 2019
Sang-Hyeon Woo	Kookmin Bank	Senior Managing Director; Corporate Investment Banking Customer Group	January 2020
	KB Securities	Deputy President; Investment Banking Division	January 2020
Jeong Ha	Kookmin Bank	Senior Managing Director; Capital Markets Group	January 2020
Chai Hyun Sung	Kookmin Bank	Senior Executive Vice President; Retail Customer Group	January 2020
Yun Sang Song	KB Life Insurance	Senior Managing Director; Strategy & Finance Planning Division	January 2020
Jae Young Choi	Kookmin Bank	Head of Pension Business Division	May 2019
	KB Securities	Managing Director; Pension Business Division	January 2020
	KB Insurance	Managing Director; Pension Business Division	January 2020
Jin Gyu Maeng	Kookmin Bank	General Manager; Planning and Coordination Office	January 2019
Ki-Hwan Kim	KB Insurance	Non-standing Director	February 2018
	KB Kookmin Card	Non-standing Director	February 2018
Chang Kwon Lee	KB Securities	Non-standing Director	February 2018

6.5.	Employees

The following table shows information regarding our employees and compensation paid to them as of December 31, 2019.

(Unit: in millions of Won)
Number of Employees(A)(1)	Average Tenure of Employees	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
162	4 years (14 years and 6 months)(2)	23,854(3)	147(3)

(1)	Includes executive officers.
(2)	Includes tenure at our subsidiaries.
(3)	Includes retroactive payments of wage increases and bonuses from 2018. The average annual salary per person excluding such amounts is Won 137.6 million.

The following table shows information regarding our executive officers and compensation paid to them as of December 31, 2019.

(Unit: in millions of Won)
Number of Executive Officers(A)(1)	Total Amount of Annual Salaries(B)	Average Annual Salary per Person(B/A)
9	3,442	382

(1)	Excludes twelve executive officers who serve primarily as executive officers of our subsidiaries.

7.	Major Shareholders and Related Party Transactions

7.1.	Major Shareholders

The following table presents information regarding holders of 5% or more of our total issued shares as of December 31, 2019.

(Unit: shares, %)
Name	Number of Shares of Common Stock(1)	Percentage of Total Issued Shares(2)
Korean National Pension Service	41,468,003	9.97
JP Morgan Chase Bank, N.A.(3)	26,622,633	6.40

(1)	Based on our shareholder registry as of December 31, 2019.
(2)	Based on 415,807,920 shares of our common stock issued as of December 31, 2019
(3)	Depositary under the Company’s ADR program. The voting rights are held by ADR holders.

7.2.	Changes in the Largest Shareholder

(As of December 31, 2019)			(Unit: shares, %)
Name of Largest Shareholder	Date of Change in Largest Shareholder/Date of Change in Number of Shares Owned	Number of Shares of Common Stock	Percentage of Total Issued Shares(1)
Korean National Pension Service	December 31, 2015	35,534,667	9.20
Korean National Pension Service	August 12, 2016	36,826,207	9.53
Korean National Pension Service	December 31, 2016	41,190,896	9.85
Korean National Pension Service	April 24, 2017	40,950,453	9.79
Korean National Pension Service	October 16, 2017	40,479,793	9.68
Korean National Pension Service	December 31, 2017	40,204,583	9.62
Korean National Pension Service	December 31, 2018	39,704,733	9.50
Korean National Pension Service	December 31, 2019	41,468,003	9.97

(1)	Total number of shares of common stock issued as of the following dates:

Prior to October 19, 2016: 386,351,693

From October 19, 2016 to December 12, 2019: 418,111,537

After December 12, 2019: 415,807,920

7.3.	Employee Stock Ownership Association

(As of December 31, 2019)	(Unit: shares)
Company Name	Number of Shares of Common Stock Owned
KB Financial Group Inc.	33,652
Kookmin Bank	4,146,652
KB Securities Co., Ltd.	18,595
KB Insurance Co., Ltd.	160,633
KB Kookmin Card Co., Ltd.	159,074
KB Asset Management Co., Ltd.	5,959
KB Capital Co., Ltd.	23,006
KB Life Insurance Co., Ltd.	8,216
KB Real Estate Trust Co., Ltd.	12,043
KB Savings Bank Co., Ltd.	2,993
KB Investment Co., Ltd.	980
KB Data Systems Co., Ltd.	9,866
KB Credit Information Co., Ltd.	6,987

Total	4,588,656

7.4.	Investments in Affiliated Companies

(As of December 31, 2019)				(Units: shares, %, millions of Won)
Company Name	Ending Balance			Total assets(1)	Net income (loss) (1)
	Number of shares owned	Ownership	Book value
Kookmin Bank	404,379,116	100	14,821,721	387,425,038	2,439,079
KB Securities Co., Ltd.	298,620,424	100	3,342,391	47,816,512	257,893
KB Insurance Co., Ltd.	66,500,000	100	2,375,430	36,552,368	234,327
KB Kookmin Card Co., Ltd.	92,000,000	100	1,953,175	22,990,115	316,546
KB Asset Management Co., Ltd.	7,667,550	100	96,312	310,018	48,899
KB Capital Co., Ltd.	23,349,208	100	623,811	11,190,568	117,028
KB Life Insurance Co., Ltd.	91,200,000	100	485,314	9,801,904	15,963
KB Real Estate Trust Co., Ltd.	16,000,000	100	121,553	377,938	61,713
KB Savings Bank Co., Ltd.	8,001,912	100	157,544	1,361,031	16,301
KB Investment Co., Ltd.	22,525,328	100	154,910	756,972	11,311
KB Data Systems Co., Ltd.	800,000	100	6,334	27,834	(256)
KB Credit Information Co., Ltd.	1,252,400	100	23,621	41,690	4,664

Total	—	—	24,162,116	—	—

(1) Based on K-IFRS (on a consolidated basis).

7.5.	Related Party Transactions

7.5.1. Purchase of capital securities issued by KB Capital Co., Ltd.

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 299 Private Placement of Capital Securities in Won	50	March 27, 2015	5.011%	March 27, 2045 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds

KB Capital Co., Ltd.	Subsidiary	No. 320 Private Placement of Capital Securities in Won	50	September 24, 2015	4.606%	September 24, 2045 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 343 Private Placement of Capital Securities in Won	50	March 29, 2016	4.396%	March 29, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 352 Private Placement of Capital Securities in Won	50	June 28, 2016	4.064%	June 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 367 Private Placement of Capital Securities in Won	50	November 28, 2016	4.744%	November 28, 2046 (may be extended)	Working capital

						(Unit: in billions of Won)
Issuer	Relationship	Type	Issue Amount	Issue Date	Interest Rate	Maturity Date	Use of Proceeds
KB Capital Co., Ltd.	Subsidiary	No. 378 Private Placement of Capital Securities in Won	50	April 27, 2017	4.431%	April 27, 2047 (may be extended)	Working capital

7.5.2. Prepayments and Loans to Subsidiaries

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	10	10	July 14, 2017	2.195%(2)	July 12, 2020

(1)	Unsecured credit loans.
(2)	Changed from 2.150% to 2.195% upon extension of the loans on July 13, 2019.

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	40	40	July 13, 2018	2.195%(2)	July 12, 2020

(1)	Unsecured credit loans.
(2)	Changed from 2.150% to 2.195% upon extension of the loans on July 13, 2019

						(Unit: in billions of Won)
Name	Relationship	Account	Loan Amount	Current Balance	Credit Offering Date	Interest Rate	Maturity Date
KB Investment Co., Ltd.	Subsidiary	Loans(1)	70	70	March 8, 2019	2.176%	March 7, 2020

(1)	Unsecured credit loans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: March 30, 2020	By: /s/ Ki-Hwan Kim

(Signature)

	Name:	Ki-Hwan Kim

	Title:	Deputy President and Chief Finance Officer